SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees' Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

Explanatory Statement

The Company's original HTML filing is correct. However, certain editorial corrections are required to the PDF filling as follows: On the Statements of Net Assets Available for Benefits, the words Total investments were changed to Total.  On the Statement of Changes in Net Assets Available for Benefits, the word (Reduction) was deleted.

In addition, on the Notes to Financial Statements, note 4, an asterisk was added to the end of Vanguard Windsor II Fund.  The asterisk was then defined below as follows:  Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.  Lastly, the date on the signature page and exhibit 23 were changed from June 22nd to June 24th.

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-9

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2008	10

Signature
11
Exhibits:

23 Consent of Independent Registered Public Accounting Firm	12

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 22, 2009

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments, at fair value (notes 3 and 4)	$151,220,706	$196,678,335
Participant loans	2,877,210	2,877,260

Total	154,097,916	199,555,595

Participant contribution receivable	-	385,331
Employer contribution receivable	-	116,879

Net assets available for benefits	$154,097,916	$200,057,805

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Changes to net assets:

Net (depreciation) in fair value of investments: (note 4)	$ (58,862,344)
Interest and dividend income	4,910,329
Interest on participant loans	124,549
Net Investment loss	(53,827,466)

Contributions:
Participant	12,720,989
Employer	3,758,225
Total contributions	16,479,214

Distributions to participants	(8,611,637)

Net (decrease)	(45,959,889)

Net assets available for benefits, beginning of year	200,057,805

Net assets available for benefits, end of year	$154,097,916

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1)           Description of the Plan:

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended, and is presented to assist in understanding the Plan’s financial statements.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General -

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company").  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration -

The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan.  The Company's Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company ("VFTC") holds the Plan's assets in trust.

The Plan's assets are managed by an affiliate of VFTC and by Friess Associates.

The Company pays the Plan's administrative expenses.

Eligibility -

Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.

Vesting -

A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times.  The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or three years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested.  After two years but less than three years of participation, 67% of the Company's contribution becomes vested.  After three years of participation or three years of service, 100% of the Company's contribution becomes vested.

Contributions -

A participant designates between 2% and 25% of his or her base salary plus overtime to be invested in funds chosen by the participant.  Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

No more than 25% of a participant's compensation can be a "deferred cash contribution" which represents a reduction in the participant's compensation and therefore tax-deferred.  The deferred cash contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2008 amounted to $15,500. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions.  In 2008, participants over 50 years of age could contribute a maximum of $20,500, including $5,000 as “catch up” contributions over and above the 2008 IRS maximum deferral.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Forfeitures -

Participants who are not fully vested at the time they terminate their employment forfeit the non-vested portion of their account at the time of termination.  However, the non-vested amount will be restored to the participant's account if the participant is re-employed within 5 years.  The amounts forfeited are used to reduce the Company's contribution. Forfeitures of $41,673 were used to reduce Company contributions for the year ended December 31, 2008.  At December 31, 2008, forfeitures totaling $88,215 were available to reduce future Company contributions versus $14,905 at December 31, 2007.

Investment of Contributions -

A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of twenty three available investment options, which include a choice of twenty two mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant's total contribution.   Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

A participant is permitted to change the allocation of his or her contribution daily.  Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

Payment of Benefits -

Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment.  Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

Termination of Employment -

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan.  If the participant's balance is at least $5,000, it may be left in the Plan.  Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period.  Annual installments begin one year after termination; monthly installments begin immediately.  The installment payments are made in equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant Loans -

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions.  The interest rates on loans outstanding at December 31, 2008 ranged from 2.52% to 10.0% per annum.  The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length.  Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans.  The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.  Participant loans are carried at cost.

(2)           Summary of Significant Accounting Policies:

Method of Accounting -

The books and records of the Plan are maintained on an accrual basis.

Use of Estimates -

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition –

The Plan's investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices and represent the net asset value of shares held by the Plan at year-end.  The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits -

Benefits are recorded when paid.

(3)           Fair Value Measurements:

The Plan adopted the provisions of SFAS 157 effective January 1, 2008.  SFAS 157 establishes a framework for measuring fair valve which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described below:

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Valued at the net asset value of shares held by the Plan at year end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2008.  The methods described above may produce a fair value calculation that may not be indicative of net realizable value or   reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

Level 1
Self-directed investment account:

Mutual Funds	$ 139,877,012

Wiley Stock Fund	11,343,694

Total investments at fair value	$ 151,220,706

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(4)   Investments:

The fair values of investments that represent 5% or more of the Plan's net assets at December 31, 2008, and the comparable values at December 31, 2007, are as follows:

	2008	2007
Vanguard Wellington Fund	$ 26,360,076	$36,230,994
Vanguard 500 Index Fund	20,477,662	32,883,219
Brandywine Fund	10,709,699	20,213,361
Vanguard Explorer Fund	9,966,686	17,456,317
Vanguard Total Bond Market Index Fund	19,347,164	17,419,932
Vanguard International Growth Fund	8,735,491	16,879,097
Vanguard Federal Money Market Fund	24,351,185	16,583,560
Wiley Stock Fund	11,343,694	13,404,371
Vanguard Windsor II Fund*	6,381,420	10,419,450

* Investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

During 2008, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

2008
Mutual Funds	$ (56,581,754)
Wiley Stock Fund	(2,280,590)
Net Depreciation	$ (58,862,344)

(5)   Tax Status:

In June 2002, the Company received a favorable determination letter from the IRS indicating that the Plan and related trust are designed in accordance with Section 401 (a) of the Internal Revenue Code (the "IRC").  The Plan has been amended on various dates since the determination letter was originally filed with the IRS.  However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(6)   Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)           Risk  and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.  The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.   Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley Stock Fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(8)           Related Party Transactions:

Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as Trustee for the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(9)           Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2008 and 2007.

	2008	2007
Net Assets Available for Benefits per the financial statements	$154,097,916	$200,057,805
Deemed distributions of participant loans	(15,444)	(5,462)

Net Assets Available for Benefits per Form 5500	$154,082,472	$200,052,343

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31, 2008.

2008
Total distributions per the financial statements	$ 8,611,637
Deemed distributions of participant loans	9,982

Total expenses per Form 5500	$ 8,621,619

Certain deemed distributions of participants loans are recorded as expenses on Form 5500, but are participant loans for financial statement purposes.

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

EIN:13-5593032
Plan Number: 002

	Identity of Issue	Description of Investment	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	$ 26,360,076
*	Vanguard 500 Index Fund	Registered Investment Company	20,477,662
	Brandywine Fund	Registered Investment Company	10,709,699
*	Vanguard Explorer Fund	Registered Investment Company	9,966,686
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	19,347,164
*	Vanguard International Growth Fund	Registered Investment Company	8,735,491
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	228,855
*	Vanguard Federal Money Market Fund	Registered Investment Company	24,351,185
*	Vanguard Windsor II Fund	Registered Investment Company	6,381,420
*	Vanguard Morgan Growth Fund	Registered Investment Company	4,030,968
*	Vanguard Small-Cap Index Fund	Registered Investment Company	295,137
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,996,575
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	583,073
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,032,118
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	109,302
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,255,647
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	89,209
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,099,382
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	142,585
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,380,901
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	64,720
*	Vanguard Target Retirement Income	Registered Investment Company	239,157
	Total Mutual Funds		139,877,012

*	Wiley Stock Fund	Company Stock Fund	11,343,694

*	Participant Loans	525 loans to participants with interest rates from 2.25% to 10.0% and maturity dates from 2009 to 2027	2,877,210

	Total Investments		$154,097,916

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Vice President and Treasurer
Benefits Administration Board Member

Dated: June 24, 2009